# ALTAIR NANOTECHNOLOGIES INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


02 SEP -5 AM 9:12

*02076090*

August 27, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

**Attention: Office of Applications & Report Services**

Dear Sirs:

**Re: Exemption No. 82-1770**

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended June 30th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

**ALTAIR NANOTECHNOLOGIES INC.**

Per: J. Allan Ringler

JAR/cd

Encl.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

dlw 9/18

# ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES

Interim Financial Statements

**(Expressed in United States Dollars)**

**(Unaudited)**

Six Months Ended June 30, 2002

## PART I - FINANCIAL INFORMATION

**Item 1. Financial Statements**

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**CONSOLIDATED BALANCE SHEETS**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 274,531 | $ 599,884 |
| Other current assets | 74,741 | 33,651 |
| Total current assets | 349,272 | 633,535 |
| **Property and Equipment, net** | 5,265,096 | 5,987,950 |
| **Patents and Related Expenditures, net** | 1,189,090 | 3,739,864 |
| **Other Assets** | 349,220 | 491,894 |
| **Total Assets** | $ 7,152,678 | $ 10,853,243 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | $ 618,406 | $ 528,405 |
| Note payable - current portion | 1,677,238 | - |
| Stock purchase advances | 617,123 | - |
| Loans payable - related parties | - | 143,000 |
| Capital lease obligations - current portion | - | 2,312 |
| Deferred revenue | - | 40,972 |
| Total current liabilities | 2,912,767 | 714,689 |
| **Note Payable, Long-Term Portion** | - | 1,462,060 |
| **Commitments and Contingencies** | | |
| **Stockholders' Equity** | | |
| Common stock, no par value, unlimited shares authorized; 24,583,791 and 22,694,142 shares issued and outstanding at June 30, 2002 and December 31, 2001 | 39,920,522 | 38,089,320 |
| Deficit accumulated during the development stage | (35,680,611) | (29,412,826) |
| **Total Shareholders' Equity** | 4,239,911 | 8,676,494 |
| **Total Liabilities and Shareholders' Equity** | $ 7,152,678 | $ 10,853,243 |

(See Notes to Financial Statements)

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | Three Months Ended June 30, 2002 | Three Months Ended June 30, 2001 | Six Months Ended June 30, 2002 | Six Months Ended June 30, 2001 | Period April 9, 1973 (date of inception) to June 30, 2002 |
|---|---|---|---|---|---|
| **Sales** | $ 4,734 | None | $ 53,671 | None | $ 96,487 |
| **Cost of sales** | 1,151 | None | 31,326 | None | 49,501 |
| **Gross Margin** | 3,583 | None | 22,345 | None | 46,986 |
| **Operating Expenses** | | | | | |
| Mineral exploration and development | 206,589 | $ 238,300 | 358,777 | $ 599,754 | 6,277,442 |
| Research and development | 164,040 | 145,383 | 302,649 | 268,271 | 3,431,608 |
| Professional services | 229,367 | 208,525 | 455,440 | 313,656 | 3,019,352 |
| General and administrative expenses | 638,086 | 766,985 | 1,246,214 | 1,570,805 | 13,093,696 |
| Depreciation and amortization | 285,702 | 284,813 | 571,401 | 564,693 | 5,088,815 |
| Total operating expenses | 1,523,784 | 1,644,006 | 2,934,481 | 3,317,179 | 30,910,913 |
| **Loss from Operations** | 1,520,201 | 1,644,006 | 2,912,136 | 3,317,179 | 30,863,927 |
| **Other (Income) Expense:** | | | | | |
| Interest expense | 308,539 | 734,027 | 596,837 | 1,034,267 | 3,980,788 |
| Interest income | (832) | (43,172) | (1,534) | (112,577) | (815,374) |
| Asset impairment | 2,759,956 | - | 2,759,956 | - | 2,759,956 |
| Loss (gain) on foreign exchange | 390 | 443 | 390 | 209 | (558,387) |
| Total other expense, net | 3,068,053 | 691,298 | 3,355,649 | 921,899 | 5,366,983 |
| **Loss before extraordinary items** | 4,588,254 | 2,335,304 | 6,267,785 | 4,239,078 | 36,230,910 |
| **Extraordinary items:** | | | | | |
| Gain on forgiveness of debt | - | - | - | - | (795,972) |
| Loss on redemption of convertible debentures | - | - | - | - | 193,256 |
| Total extraordinary items | - | - | - | - | (602,716) |
| **Net loss** | 4,588,254 | 2,335,304 | 6,267,785 | 4,239,078 | 35,628,194 |
| **Preferential Warrant Dividend** | - | - | - | - | 52,417 |
| **Net Loss Applicable to Shareholders** | $ 4,588,254 | $ 2,335,304 | $ 6,267,785 | $ 4,239,078 | $ 35,680,611 |
| **Loss per Common Share:** | | | | | |
| **Loss before extraordinary items** | | | | | |
| Basic and diluted | $ 0.20 | $ 0.12 | $ 0.27 | $ 0.22 | $ 4.73 |
| **Effect of extraordinary items on earnings per share:** | | | | | |
| Basic and diluted | - | - | - | - | (0.08) |
| **Loss per common share - Basic and diluted** | $ 0.20 | $ 0.12 | $ 0.27 | $ 0.22 | $ 4.65 |
| **Weighted average shares - Basic and diluted** | 24,021,819 | 19,276,553 | 23,435,395 | 19,306,218 | 7,665,690 |

(See Notes to Financial Statements)

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | Six Months Ended June 30, 2002 | Six Months Ended June 30, 2001 | Period April 9, 1973 (date of inception) to June 30, 2002 |
|---|---|---|---|
| Accumulated deficit, beginning of period | $ 29,412,826 | $ 21,606,378 | $ - |
| Net loss for the period | 6,267,785 | 4,239,078 | 35,680,611 |
| Accumulated deficit, end of period | $ 35,680,611 | $ 25,845,456 | $ 35,680,611 |

(See Notes to Financial Statements)

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | Six Months Ended June 30, | | Period April 9, 1973 (date of inception) to June 30, |
|---|---|---|---|
| | 2002 | 2001 | 2002 |
| **Cash flows from development activities:** | | | |
| Net loss | $ (6,267,785) | $ (4,239,078) | $(35,628,194) |
| Adjustments to reconcile net loss to net cash used in development activities: | | | |
| Depreciation and amortization | 571,401 | 564,693 | 5,088,815 |
| Shares issued for services | - | - | 99,926 |
| Shares issued for settlement of debt | - | - | 75,228 |
| Shares issued for interest | 160,985 | - | 984,812 |
| Shares issued for property | - | - | 159,166 |
| Issuance of stock options to non-employees | 4,732 | 112,353 | 3,008,272 |
| Issuance of stock options to employees | - | 81,600 | 78,220 |
| Issuance of stock warrants | 108,556 | 314,077 | 924,861 |
| Amortization of discount on note payable | 215,179 | 206,223 | 630,252 |
| Amortization of debt issuance costs | 220,674 | - | 320,674 |
| Asset impairment | 2,759,956 | - | 2,759,956 |
| Loss on redemption of convertible debenture | - | - | 193,256 |
| Gain on forgiveness of debt | - | - | (795,972) |
| Loss on disposal of fixed assets | - | - | 1,945 |
| Gain on foreign currency translation | - | - | (559,179) |
| Deferred financing costs written off | - | - | 515,842 |
| Changes in assets and liabilities (net of effects of acquisition): | | | |
| Restricted cash | - | 729,140 | - |
| Other current assets | 16,170 | 375,165 | 1,717,117 |
| Other assets | (2,000) | 49,998 | (170,720) |
| Accounts payable and accrued liabilities | 88,193 | 359,919 | 347,384 |
| Stock purchase advances | 617,123 | - | 617,123 |
| Deferred revenue | (40,972) | - | - |
| **Net cash used in development activities** | (1,547,788) | (1,445,910) | (19,631,216) |
| **Cash flows from investing activities:** | | | |
| Asset acquisition | - | - | (2,422,417) |
| Purchase of property and equipment | (57,730) | (154,964) | (1,352,405) |
| Purchase of patents and related expenditures | - | - | (1,882,187) |
| **Net cash used in investing activities** | (57,730) | (154,964) | (5,657,009) |

*(continued)*

(See Notes to Financial Statements)

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Expressed in United States Dollars)**
**(Unaudited)**

| | Six Months Ended June 30, 2002 | Six Months Ended June 30, 2001 | Period April 9, 1973 (date of inception) to June 30, 2002 |
|---|---|---|---|
| **Cash flows from financing activities:** | | | |
| Issuance of common shares for cash, net of share issue costs | $ 1,125,000 | $ 1,300,000 | $ 19,298,659 |
| Collection of stock subscription receivable | - | 561,300 | 561,300 |
| Issuance of convertible debenture | - | - | 5,000,000 |
| Proceeds from exercise of stock options | - | 40,000 | 2,708,491 |
| Proceeds from exercise of warrants | 300,477 | - | 4,917,805 |
| Issuance of related party notes | 6,243 | - | 174,243 |
| Issuance of notes payable | - | - | 7,000,000 |
| Payment of notes payable | - | (1,520,635) | (11,196,044) |
| Payment of related party notes | (149,243) | - | (174,243) |
| Payment on capital lease | (2,312) | - | (27,075) |
| Purchase of call options | - | - | (449,442) |
| Redemption of convertible debentures | - | - | (2,250,938) |
| **Net cash provided by financing activities** | 1,280,165 | 380,665 | 25,562,756 |
| **Net increase (decrease) in cash and cash equivalents** | (325,353) | (1,220,209) | 274,531 |
| **Cash and cash equivalents, beginning of period** | 599,884 | 1,335,729 | None |
| **Cash and cash equivalents, end of period** | $ 274,531 | $ 115,520 | $ 274,531 |
| **Supplemental disclosures:** | | | |
| Cash paid for interest | None | $ 279,728 | |
| Cash paid for income taxes | None | None | |

**Supplemental schedule of non-cash investing and financing activities:**
**For the six months ended June 30, 2002:**

- None

**For the six months ended June 30, 2001:**

- We cancelled call options o n 228,456 shares of our common stock to pay $97,743 of principal and $244,941 of interest on the Doral 18, LLC 2000 Note. In addition, the cancellation of the call options resulted in an additional interest expense of $210,568.

*(concluded)*

(See Notes to Financial Statements)

**ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES**
**(An Exploration Stage Company)**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(UNAUDITED)**

**Note 1. Basis of Preparation of Financial Statements**

These unaudited interim financial statements of Altair Nanotechnologies Inc. and its subsidiaries (collectively, "Altair", "We" or the "Company") have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, so long as the statements are not misleading. In the opinion of Company management, these financial statements and accompanying notes contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods shown. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on April 1, 2002.

At our annual meeting held on June 12, 2002, the shareholders of the Company approved an amendment to our articles of incorporation formally changing our name to "Altair Nanotechnologies Inc."

Prior to fiscal year 1998, we prepared our financial statements in accordance with accounting principles generally accepted in Canada. Due to substantially all of our operations being located in the United States, we have elected to present our financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Accordingly, the foregoing unaudited interim financial statements are denominated in U.S. Dollars and presented in accordance with U.S. GAAP.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the quarter ended June 30, 2002, we incurred a net loss of $4,588,254, and since the date of inception have incurred cumulative net losses of $35,628,194. At June 30, 2002, current liabilities exceeded current assets by $2,563,495. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include certain adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable products and processes, and ultimately to establish successful operations. We are in the process of developing the titanium processing technology and the Tennessee mineral property. The recoverability of amounts capitalized as property and equipment and patents and related expenditures is dependent upon our ability to successfully develop and commercialize the titanium processing technology.

At June 30, 2002, we had cash and cash equivalents of $274,531, an amount that would be sufficient to fund our basic operations through July 31, 2002. In order to extend operations through at least August 31, 2002, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We anticipate that we will receive the remaining $642,877 of the purchase price owed under the amended and restated stock purchase agreement described below in Note 3 on or before August 31, 2002. If we receive the remainder of the purchase price during August 2002, we expect that this additional capital will be sufficient to fund our basic operations through at least October 31, 2002. If we do not receive the remainder of the purchase price during August 2002, we will require additional financing during August 2002 in order to provide working capital to fund our day-to-day operations.

In order to reduce the rate at which we are using cash we have taken several cost cutting measures, the most significant of which is the reduction of expenditures on the Tennessee mineral property and the jig to the minimum amount necessary to maintain these assets with no ongoing development activity. Nevertheless, even with such cost

cutting measures, as stated above, we will need additional financing to fund our basic, day-to-day operations sometime between August 31, 2002 and October 31, 2002. Because our projected near-term sales of nanoparticle products are minimal, we expect to generate such funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of August 13, 2002, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

The results of operations for the three- and six-month periods ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

**Note 2. Summary of Significant Accounting Policies**

**Net Loss Per Common Share** - Basic net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The existence of stock options, warrants, and convertible securities affects the calculation of loss per share on a fully diluted basis. When a net loss is reported, the number of shares used for basic and diluted net loss per share is the same since the effect of including the additional common stock equivalents would be antidilutive.

**Stock-Based Compensation** - We have elected to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*.

**Recent Accounting Pronouncements** – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires annual impairment testing for goodwill and intangible assets, and the elimination of periodic amortization of goodwill and certain intangibles. We adopted SFAS No. 142 on January 1, 2002. During the quarter ended June 30, 2002, changes in circumstances regarding the development and use of the jig indicated that an impairment adjustment for our jig patents was required. See Note 6 for information regarding the adjustments we have recorded for asset impairment.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. We adopted SFAS No. 144 on January 1, 2002. During the quarter ended June 30, 2002, changes in circumstances regarding the development and use of the jig indicated that an impairment adjustment for the jigs was required. See Note 6 for information regarding the adjustments we have recorded for asset impairment.

**Note 3. Common Stock**

Common stock transactions during the six months ended June 30, 2002 were as follows:

| | Common Stock | |
|---|---|---|
| | Shares | Stated Amount |
| Balance, December 31, 2001 | 22,694,142 | $ 38,089,320 |
| Common stock issued through private placements | 1,350,000 | 1,125,000 |
| Shares issued on exercise of warrants | 286,169 | 300,477 |
| Stock options issued to non-employees | | 4,732 |
| Warrants issued for services | | 108,556 |
| Shares issued for services | 50,000 | 76,000 |
| Shares issued for payment of interest on Doral 18, LLC note | 203,480 | 216,437 |
| Balance, June 30, 2002 | 24,583,791 | $ 39,920,522 |

On March 11, 2002, we entered into a stock purchase agreement with an investor that provided for the sale of 666,667 common shares and 1,000,000 warrants for total consideration of $1,000,000. At June 30, 2002, the investor had remitted $617,123 toward the purchase price. This amount is recorded as stock purchase advances in the accompanying Consolidated Balance Sheets. On A pril 26, 2002, we entered into an amended and restated stock purchase agreement with the investor wherein the number of shares purchased was increased to 1,200,000, the number of warrants was increased to 1,800,000 and the total purchase price was increase d to $1,260,000. The purchase price was to be paid in full by July 31, 2002 but has been informally extended to August 31, 2002.

On April 16, 2002, we reduced the exercise price of 582,500 outstanding warrants to $1.05 per share for the period April 26, 2002 through June 30, 2002. A total of 286,169 warrants were exercised prior to the expiration date. The warrants had been previously issued with exercise prices ranging from $3.50 to $5.00.

During the six months ended June 30, 2002, we issued 562,500 warrants in connection with the issuance of common stock. The exercise price of the warrants ranged from $1.13 to $2.50.

**Note 4. Note Payable**

Note payable consisted of the following at June 30, 2002 and December 31, 2001:

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| Note payable to Doral 18, LLC | $ 1,920,716 | $ 1,867,857 |
| Less discount resulting from allocation of debt proceeds to warrant | (243,478) | (405,797) |
| Less current portion | (1,677,238) | - |
| Long-term portion of notes payable | $ - | $ 1,462,060 |

**Note 5. Intangible Assets**

Our intangible assets consist of patents and related expenditures associated with the titanium processing technology. In accordance with SFAS No. 142, we are amortizing these assets over their useful lives. The amortized intangible asset balance as of June 30, 2002 was:

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Patents and related expenditures | $ 4,030,450 | $ (2,841,360) | $ 1,189,090 |

The weighted average amortization period for intangible assets is approximately 16.5 years. Amortization expense was $184,622 for the six months ended June 30, 2002, which represented the amortization relating to the identified intangible assets still required to be amortized under SFAS No. 142. This amount included $141,779 of amortization expense related to the jig patents which was recorded prior to an adjustment for asset impairment at June 30, 2002. For each of the next five years, amortization expense relating to intangibles will be $85,680 per year.

**Note 6. Impairment of Assets**

During the quarter ended June 30, 2002, due to a shortage of cash, we elected to reduce expenditures on the Tennessee mineral property to the minimum amount required to maintain it. As a result of this, development activities have been delayed, including our intended use of the jig to enhance the recovery of heavy minerals on the property. Although we have entered an agreement to perform jig tests for fine particle recovery at a third party's facility and we continue to seek manufacturers and distributors for marketing the jig under licensing and/or distributorship agreements, we cannot determine when and if the jig will generate substantial revenues and profits. This, in combination with our lack of funds to further develop the jig for commercial use, causes us to believe that the jig assets are impaired. Since we cannot determine when adequate funds will be available to further develop and utilize the jig, we have recorded an impairment of jig assets in the amount of $2,759,956, which represents the remaining net asset value of the jig patents and related expenditures ($2,366,155) and jigs in property and equipment ($393,801) at June 30, 2002.

We also assessed the carrying value of the titanium processing technology and titanium processing assets during the quarter ended June 30, 2002 by analyzing future estimated cash flows associated with these assets over the succeeding ten-year period. These assets have begun generating sales revenues, we have entered into development contracts and non-disclosure agreements with companies interested in joint development and/or testing of certain nanomaterials products, and we are in discussions regarding licensing of our technology to others. In our future estimated cash flow analysis, we examined product markets, assessed our opportunities for market entry and sales based on current sales and/or customer interest, including samples supplied and development agreements signed, and estimated the costs, including capital costs, associated with the generation of revenues. At the same time, we took into consideration recent developments with respect to licensing our technology to others and pharmaceutical applications that have significant revenue potential, and estimated future cash flows associated with these activities. Although we have not yet generated significant revenues, our future estimated cash flow analysis indicates that we will produce sufficient cash flows to support the carrying value of the assets at June 30, 2002.

## ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the material changes in our financial condition between December 31, 2001 and June 30, 2002 and the material changes in our results of operations and financial condit ion between the three- and six-month periods ended June 30, 2001 and June 30, 2002. This discussion should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

*Overview*

From inception through the end of 1993, our business consisted principally of the exploration of mineral properties for acquisition and exploration. During 1994, our focus changed as we became engaged in the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles including gold, titanium, zircon and environmental contaminants. Since that time, we have continued exploring mineral properties on which we might use our patented mineral processing equipment.

In 1996, we acquired all patent rights to the Campbell Centrifugal Jig, since modified and renamed the Altair Centrifugal Jig. Since April 1996, we have acquired mineral leaseholds on approximately 9,700 acres of land in Tennessee. A prefeasibility study issued in July 1998 confirmed the existence of heavy minerals and suggests that the property warrants further exploration. Based on the results of these independent studies, we have initiated additional feasibility testing.

In November 1999, we acquired all patent applications and technology related to a hydrometallurgical process developed by BHP Minerals International, Inc. ("BHP") primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "titanium processing technology") and all tangible equipment and other assets (the "titanium processing assets") used by BHP to develop and implement the tita nium processing technology.

In the second quarter of 2002, we initiated research and development efforts directed toward the utilization of nanomaterials in the pharmaceuticals industry. In July 2002, we announced the development of a new active pharmaceutical ingredient for the treatment of hyperphosphatemia (elevated serum phosphate levels) in patients undergoing kidney dialysis, as well as a new drug delivery system using inorganic ceramic nanoparticles. We intend to file patent applications covering these developments and are currently seeking business relationships with pharmaceutical companies that can conduct additional testing and development, seek necessary FDA approvals and take the other steps necessary to bring the new pharmaceutical ingredient and drug delivery system to market. Although we are presently in discussions with several pharmaceutical companies regarding such a business relationship, we can provide no assurance that we will enter into any agreements with any such company or otherwise exploit the potential value of these new developments.

*Critical Accounting Policies and Estimates*

Management based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to long-lived assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company's future results of operations and cash flows.

- Long-lived assets. Our long-lived assets consist principally of pigment production equipment, centrifugal jig equipment and intellectual property (patents and patent applications) associated with each. At June 30, 2002, the carrying value of these assets was $6,425,194, or 90% of total assets. We evaluate the carrying value of long-lived assets when events or circumstances indicate that an impairment may exist. In our evaluation, we estimate the net undiscounted cash flows expected to be generated by the assets, and recognize impairment when such cash flows will be less than the carrying values. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection. At June 30, 2002 we recorded an impairment adjustment related to the jig assets of $2,759,956. See *Results of Operations* below for additional information with respect to this adjustment.

- Stock-Based Compensation. We have two stock option plans which provide for the issuance of stock options to employees and service providers. Although SFAS No. 123, *Accounting for Stock Based Compensation*, encourages entities to adopt a fair-value-based method of accounting for stock options and similar equity instruments, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by APB 25, *Accounting for Stock Issued to Employees*. We have elected to follow the accounting provisions of APB 25 and to furnish the pro forma disclosures required under SFAS No. 123. We calculate the compensation expense that would be recognized under SFAS No. 123 using a modified Black-Scholes option pricing model. In so doing, we estimate certain key variables used in the model. We believe the estimates we use are appropriate and reasonable.

*Results of Operations*

<u>**Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001**</u>

For the three months ended June 30, 2002, net losses totaled $4,588,254 ($.20 per share) compared to $2,335,304 ($.12 per share) for the same period of 2001. Principal factors contributing to the losses during these periods were the lack of substantial revenue together with the incurrence of operating expenses.

For the three months ended June 30, 2002, we generated revenues of $4,734 through sales of titanium dioxide nanoparticles and lithium titanate nanoparticles.

Mineral exploration and development expenses decreased by $31,711 from $238,300 in the quarter ended June 30, 2001 to $206,589 in the quarter ended June 30, 2002. The decrease is attributable to $49,000 of expenses related to the start-up of the pilot plant facility at our Tennessee mineral property that were incurred in the second quarter of 2001. Comparable expenses were not incurred in 2002. In addition, other exploration and development expenses associated with the Tennessee mineral property decreased by $43,000 in the second quarter of 2002 when compared to the comparable quarter of 2001, principally as a result of our efforts to reduce expenditures. These decreases were partially offset by increased advance royalty payments of $60,000 for the mineral leaseholds.

Our research and development ("R&D") efforts in the second quarter of 2002 were directed principally to batteries, thermal spray coatings and fuel cells. R&D expenses increased by $18,657 from $145,383 in the second quarter of 2001 to $164,040 in the same period of 2002 as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on construction projects and administrative and general activities. We also experienced an increase in payroll overhead costs charged to R&D due to a rise in employee health insurance costs.

Professional services, which consist principally of legal, consulting and audit expenses, increased from $208,525 during the second quarter 2001 to $229,367 in the second quarter 2002. The increase is attributable to an increase in consulting expenses of $67,000 for assistance with financing activities, and an increase of $9,000 for legal charges associated with nanotechnology patent applications. These increases are offset partially by a decrease in audit expenses of $54,000.

General and administrative expenses decreased from $766,985 in second quarter 2001 to $638,086 in the same period of 2002. Investor relations expense decreased by $141,000 as we cut back some of our investor relations programs. At our Altair Nanomaterials subsidiary, general operating costs for items such as tools, operating

supplies, laboratory supplies and sample costs decreased by $70,000 as a result of our efforts to reduce costs. These decreases were partially offset by an increase in payroll of $30,000 resulting from hiring the president of Altair Nanotechnologies, an increase of $18,000 for employee health insurance and an increase in stock exchange fees of $22,000.

Interest expense decreased by $425,488 from $734,027 in the quarter ended June 30, 2001 to $308,539 for the quarter ended June 30, 2002. During second quarter 2001, in connection with our $7,000,000 Asset-Backed Exchangeable Term Note (the "Note"), we paid $118,000 of redemption premiums associated with principal payments and $100,000 of fees in connection with extending the deadline for the effectiveness of a registration statement associated with the Note. In addition to this, interest expense of $194,000 was incurred related to the estimated fair value of warrants issued to the lender in exchange for the waiver of penalties that would have accrued due to late effectiveness of the registration statement and modification to the Note terms involving the redemption of exchange amounts. Expenses comparable to these were not incurred in the second quarter of 2002.

During the second quarter of 2001, we had in excess of $3,200,000 of restricted cash that was received in connection with our issuance of the Note. Interest income earned on this cash was $39,000 during the quarter. On December 28, 2001, the Note was exchanged for a new note and the restricted cash was paid to the lender. As a result of this, our cash balance available for investment was significantly reduced during the second quarter of 2002 and interest income declined.

During the quarter ended June 30, 2002, due to a shortage of cash, we elected to reduce expenditures on the Tennessee mineral property to the minimum amount required to maintain it. As a result of this, development activities have been delayed, including our intended use of the jig to enhance the recovery of heavy minerals on the property. This, in combination with our lack of funds to further develop the jig for commercial use, causes us to believe that the jig assets are impaired. Since we cannot determine when adequate funds will be available to further develop and utilize the jig, we recorded an impairment of jig assets in the amount of $2,759,956, which represents the remaining net asset value of the jig patents and related expenditures ($2,366,155) and jigs in property and equipment ($393,801) at June 30, 2002. In the meantime, we have entered an agreement to perform jig tests for fine particle recovery at a third party's facility and we continue to seek manufacturers and distributors for marketing the jig under licensing and/or distributorship agreements, but we cannot determine when and if the jig will generate substantial revenues and profits.

**Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001**

For the six months ended June 30, 2002, net losses totaled $6,267,785 ($.27 per share) compared to $4,239,078 ($.22 per share) for the same period of 2001.

In the six months ended June 30, 2002, we generated revenues of $53,671 through sales of titanium dioxide nanoparticles, lithium titanate nanoparticles and other materials. Sales revenues included $40,972 of previously deferred revenues for which product shipments were made during the first quarter of 2002. These products were used primarily in thermal spray coatings.

During the six months ended June 30, 2001, we completed the installation and began testing of the pilot plant facility at our Tennessee mineral property. In connection with this, we incurred and expensed costs of $135,000 for completion of fabrication and installation of the pilot plant and $69,000 for internal labor, overheads, supplies and materials for construction and subsequent operation of the facility. We incurred no comparable mineral exploration and development expenses during the six months ended June 30, 2002. Other exploration and development expenses associated with the Tennessee mineral property decreased by $77,000 in the six months ended June 30, 2002 when compared to the comparable quarter of 2001, principally as a result of our efforts to reduce expenditures, but this was offset by increased advance royalty payments of $33,000 for the mineral leaseholds.

Our R&D efforts in the six months ended June 30, 2002 were directed principally to batteries, thermal spray coatings and fuel cells. R&D expenses increased by $34,378 from $268,271 in the six months ended June 30, 2001 to $302,649 in the same period of 2002 as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on construction projects and administrative and general activities. We also experienced an increase in payroll overhead costs charged to R&D due to a rise in employee health insurance costs.

Professional services increased from $313,656 during the six months ended June 30, 2001 to $455,440 in the same period of 2002. The increase is attributable to an increase in consulting expenses of $175,000 for assistance with financing activities, and an increase of $14,000 for legal charges associated with nanotechnology patent applications. These increases are offset partially by a decrease in audit expenses of $43,000.

General and administrative expenses decreased from $1,570,805 in the six months ended June 30, 2001 to $1,246,214 in the same period of 2002. Expenses associated with stock options issued to employees and service providers decreased by $186,000. In the first six months of 2001, we repriced certain options granted to employees at a cost of $81,000 and issued options to service providers at a cost of $105,000. Comparable costs in the six months ended June 30, 2002 were only $7,000. Investor relations expense decreased by $161,000 as we cut back some of our investor relations programs. At our Altair Nanomaterials subsidiary, general operating costs for items such as tools, operating supplies, laboratory supplies and sample costs decreased by $32,000 as a result of our efforts to reduce costs. These decreases were partially offset by an increase in payroll of $36,000 resulting from hiring the president of Altair Nanotechnologies and an increase of $29,000 for employee health insurance.

Interest expense decreased by $437,430 from $1,034,267 in the six months ended June 30, 2001 to $596,837 for the comparable period of 2002. The reason for this decline is as explained above in the section titled "Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001."

Interest income decreased by $111,043 from $112,577 in the six months ended June 30, 2001 to $1,534 in the same period of 2002. This decrease is the result of a decrease in restricted cash in the bank as described above in the section titled "Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001."

In the six months ended June 30, 2002, we recorded an asset impairment of $2,759,956 as described above in the section titled "Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001.

*Liquidity and Capital Resources*

We generated $53,671 of sales revenues in the first six months of 2002 but incurred a net loss of $6,267,785. At June 30, 2002, our accumulated deficit was $35,680,611, or an increase of $6,267,785 over the accumulated deficit at December 31, 2001. This increase was due to the net loss for the period.

Our cash and short-term investments decreased from $599,884 at December 31, 2001 to $274,531 at June 30, 2002 due to the incurrence of operating costs and the effect of financing transactions which are described below.

On March 11, 2002, we entered into a stock subscription agreement with a private investor which provided for the purchase and sale, for $1,000,000 to be paid on or before May 31, 2002, of 666,667 common shares and 1,000,000 warrants to purchase common shares at exercise prices between $2.00 and $3.00 per share. At June 30, 2002, we had received $617,123 of advances toward the purchase price of the shares. On April 26, 2002, we entered into an amended and restated stock purchase agreement with the investor wherein the number of shares purchased was increased to 1,200,000, the number of warrants was increased to 1,800,000 and the total purchase price was increased to $1,260,000 payable in full by July 31, 2002. This date was subsequently informally extended to August 31, 2002. One-third of the warrants are exercisable at $1.50 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $4.50. A further one-third of the warrants are exercisable at $2.00 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $5.00. The final one-third of the warrants are exercisable at $2.50 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $5.50.

On April 16, 2002, we reduced the exercise price on 582,500 warrants to $1.05 per share for the period April 26, 2002 through June 30, 2002. The warrants had been previously issued with exercise prices ranging from $3.50 to $5.00. A total of 286,169 warrants were exercised prior to the expiration date resulting in net proceeds to us of $300,477.

On May 7, 2002, we entered into a securities purchase agreement with private investors pursuant to which they purchased 1,250,000 common shares and 312,500 warrants to purchase common shares for an aggregate purchase price of $1,000,000. The warrants expire five years from the date of issuance and are exercisable at $1.13 per share.

At June 30, 2002, we had cash and cash equivalents of $274,531, an amount that would be sufficient to fund our basic operations through July 31, 2002. In order to extend operations through at least August 31, 2002, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We anticipate that we will receive the remaining $642,877 of the purchase price owed under the amended and restated stock purchase agreement described above on or before August 31, 2002. If we receive the remainder of the purchase price during August 2002, we expect that this additional capital will be sufficient to fund our basic operations through at least October 31, 2002. If we do not receive the remainder of the purchase price during August 2002, we will require additional financing during August 2002 in order to provide working capital to fund our day-to-day operations.

In order to reduce the rate at which we are using cash we have taken several cost cutting measures, the most significant of which is the reduction of expenditures on the Tennessee mineral property and the jig to the minimum amount necessary to maintain these assets with no ongoing development activity. Nevertheless, even with such cost cutting measures, as stated above, we will need additional financing to fund our basic, day-to-day operations sometime between August 31, 2002 and October 31, 2002. Because our projected near-term sales of nanoparticle products are minimal, we expect to generate such funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of August 13, 2002, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

We expect that our long-term capital requirements will be met through sales of nanoparticle products, licensing of the titanium processing technology and development of the Tennessee mineral property. To the extent that additional capital is required, we expect to generate it through additional private placements of our common stock and warrants and other equity or debt securities.

On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Commission regarding disclosure that should be considered by registrants. Disclosure matters addressed by the release are liquidity and capital resources including off-balance sheet arrangements, certain trading activities that include non-exchange traded contracts accounted for at fair value, and effects of transactions with related and certain other parties. The following table sets forth the information in a format described in the release with regard to disclosures about contractual obligations and commercial commitments.

The following table discloses aggregate information about our contractual obligations including note payable, mineral lease payments, facilities lease payments and contractual service agreements, and the periods in which payments are due as of June 30, 2002:

| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1-3 years** | **4-5 Years** | **After 5 Years** |
|---|---|---|---|---|---|
| Note Payable | $ 2,000,000 | $ 2,000,000 | $ | $ | $ |
| Mineral Leases | 1,135,021 | 147,467 | 452,868 | 392,055 | 142,631 |
| Contractual Service Agreements | 250,493 | 250,493 | | | |
| Facilities Lease | 99,343 | 99,343 | | | |
| Total Contractual Obligations | $ 3,484,857 | $ 2,497,303 | $ 452,868 | $ 392,055 | $ 142,631 |